OPINION OF COUNSEL

October 27, 1997

Board of Directors
Williams Industries, Incorporated

Gentlemen:

You have asked that I express my opinion on certain legal matters pertaining to 1,080,294 shares of Common Stock, $0.10 par value
(the "Shares"), which you propose to register under the Securities
Act of 1933 on a Registration Statement on Form S-2 on behalf of certain selling shareholders

I am, and for many years have been, special securities counsel for
Williams Industries, Incorporated, and as such am generally familiar with its corporate affairs. Based on the foregoing, it is my opinion that the Shares, when issued pursuant to the terms described in the subject Form S-2, will be validly and legally issued and outstanding, fully paid and non-assessable shares of Common Stock of the Company.

I consent to the inclusion of this opinion as an exhibit to the Registration Statement and to the reference to me in the related
Prospectus as having rendered this opinion.

Sincerely;

Mark E. Borton